Filed Pursuant to Rule 424(b)(3)
Registration No. 333-83442

PROSPECTUS SUPPLEMENT NO. 5
DATED NOVEMBER 4, 2002
TO
PROSPECTUS DATED JUNE 3, 2002

EXTREME NETWORKS, INC.

$200,000,000
of
3.5% Convertible Subordinated Notes
Due 2006
and
Shares of Common Stock
Issuable Upon Conversion of the Notes

This prospectus supplements the prospectus dated June 3, 2002 of Extreme Networks, Inc. relating to the public offering and sale by selling securityholders described below. This prospectus supplement contains information on ownership of principal amount of notes beneficially owned and offered and shares of our common stock issuable upon conversion of the notes. This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

SEE “RISK FACTORS” BEGINNING ON PAGE 8 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE NOTES OR OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The table and related footnotes on pages 46-48 of the prospectus setting forth information concerning the selling securityholders are amended to add information for additional selling securityholders as follows:

	Principal Amount of Notes		Number of Shares of Common Stock
Selling Securityholder(1)	Beneficially Owned and Offered Hereby (1)	Percentage of Notes Outstanding	Beneficially Owned (1),(2)	Offered Hereby	Owned After the Offering
Family Service Life Insurance Co. (3), (4)	$200,000.00	*	71,582	71,582	0
Guardian Life Insurance Co. (3), (4)	$7,500,000.00	3.8	357,910	357,910	0
Guardian Pension Trust (3), (4)	$300,000.00	*	9,544	9,544	0

*	Indicates less than 1.0%

(1)
Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling securityholders provided information to us regarding their notes.

(2)
Assumes a conversion price of $20.96 per share, and a cash payment in lieu of any fractional share interest. However, this conversion price will be subject to adjustment as described under “Description of Notes—Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	This selling securityholder is a non-public entity. John Murphy, managing director, has voting and investment control over the securities that this selling securityholder beneficially owns.

(4)
This selling securityholder is an affiliate of a registered broker-dealer. This selling securityholder purchased the securities with the expectation of reselling the securities in the ordinary course of business. This selling securityholder did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities.

Information concerning the selling securityholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus if and when necessary.

The date of this prospectus supplement is November 4, 2002.